Zodiac Exploration Inc.

TSX VENTURE: ZEX

February 1, 2013

Zodiac Exploration Inc. Announces Filing and Availability of Annual Report on Form 20-F

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) is pleased to announce that the Company has filed its Annual Report on Form 20-F for its fiscal year ended September 30, 2012, with the United States Securities and Exchange Commission ("SEC") which is available on the SEC's website at www.sec.gov.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 86,000 net acres in Kings and Kern Counties, California prior to any earning by Aera under the Farmout Agreement. Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For further information please contact:

Zodiac Exploration Inc.

Peter Haverson

President & CEO

(403) 450-7896

peter@zodiacexploration.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.